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                                                              Page 1 of 4 Pages



                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)



                              Angeion Corporation
                               (Name of Issuer)


                    Common Stock, par value $.01 per share
                        (Title of Class of Securities)


                                 03462H 10 7
                                (CUSIP Number)

                            James C. Colihan, Esq.
                               Coudert Brothers
                          1114 Avenue of the Americas
                      New York, NY 10036 (212) 626-4400
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                Not Applicable
                         (Date of Event which Requires
                           Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.


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                                                              Page 2 of 4 Pages


         This Amendment No. 1 to the Schedule 13D, dated December 19, 1997 (the "Schedule 13D"), filed by Synthelabo with the Securities and Exchange Commission with respect to the Common Stock, par value $.01 per share, of Angeion Corporation, is being filed to amend Item 7 (Materials to Be Filed as Exhibits) of the Schedule 13D to amend and add to the Exhibits being incorporated by reference therein.

         Item 7 of the Schedule 13D is hereby amended to read in its entirety as follows:

Item 7.  Materials to Be Filed as Exhibits.

         1. Amended and Restated Investment and Master Strategic Relationship Agreement between Synthelabo and Angeion Corporation, dated as of October 9, 1997, together with Exhibits A-1, A-2, A-3, A-4, A-5, B, C, D, G and H thereto and Side Letter between Angeion Corporation and Synthelabo dated as of December 9, 1997.

                  The foregoing Exhibits are incorporated herein by reference to Exhibits 10.1, 10.7, 10.8, 10.9, 10.10, 10.11, 10.3, 10.2,
                  10.4, 10.5, 10.6 and 10.14, respectively, filed as part of Angeion Corporation's Form 10-Q/A to its Quarterly Report on Form 10-Q for the quarterly period ended October 31, 1997, which Form 10-Q/A was filed with the Securities and Exchange Commission on July 29, 1998.



                    [remainder of page intentionally blank]





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                                                              Page 3 of 4 Pages




                                   SIGNATURE



         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  July 30, 1998



                                              SYNTHELABO


                                               By:  /s/ Pierre Lepienne
                                               Name:  Pierre Lepienne
                                               Title:  Executive Vice President
                                                       Member of the Board




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                                 EXHIBIT INDEX


Exhibit                                                     Page Number
------                                                      -----------
1.   Amended and Restated Investment and Master         Incorporated by reference to
     Strategic Relationship Agreement, between          Exhibits 10.1, 10.7, 10.8,
     Synthelabo and Angeion Corporation, dated as       10.9, 10.10, 10.11, 10.3,
     of October 9, 1997, together with Exhibits         10.2, 10.4, 10.5, 10.6 and
     A-1, A-2, A-3, A-4, A-5, B, C, D, G and H          10.14, respectively, to Angeion
     thereto and Side Letter between Angeion            Corporation's Form 10-Q/A to its
     Corporation and Synthelabo dated as of             Quarterly Report on Form 10-Q for
     December 9, 1997.*                                 the quartelry period ended October
                                                        31, 1997, which Form 10-Q/A was
                                                        filed with the Securities and
                                                        Exchange Commission on July 29, 1998.

------------------------
         * Portions of certain of the exhibits have been omitted, as indicated therein, pursuant to requests for confidential treatment by Angeion Corporation and Synthelabo.